Exhibit 99.1

Anheuser-Busch InBev Announces 10.1 Billion USD Sustainability Linked Revolving Credit Facility

Inaugural Participation in the Sustainable Finance Market with Largest Ever Sustainability Linked Revolving Credit Facility; First Among Publicly Listed Alcohol Beverage Companies

Brussels — 18 February 2021 — Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the successful signing of a new 10.1 billion USD Sustainability Linked Loan Revolving Credit Facility (“SLL RCF”), which replaces its existing 9.0 billion USD Revolving Credit Facility.

This milestone facility is the largest SLL RCF in history1, and the first syndicated facility of its kind among publicly listed companies in the alcohol beverage sector2. The facility has an initial five-year term (which may be extended by an additional two years), and incorporates a pricing mechanism that incentivizes improvement in the following four key performance areas, that are aligned with and contribute to the company’s 2025 Sustainability Goals:

•	Further improving water efficiency in our breweries globally, supporting the Water Stewardship Goal;

•	Increasing PET recycled content in PET primary packaging, contributing to the Circular Packaging Goal;

•	Sourcing purchased electricity from renewable sources as outlined in the RE100 commitment; and

•	Reducing GHG emissions as a part of the science-based Climate Action Goal

The above-listed goals form part of the criteria influencing, upwards or downwards, the margin of our SLL RCF and reinforce AB InBev’s long-standing commitment to sustainability. This commitment is also evidenced by initiatives such as the company’s 2025 Sustainability Goals and AB InBev’s role as a founding member of the UN Global Compact CFO Task Force, which supports the UN Sustainable Development Goals (SDGs). Embedding sustainability into AB InBev’s financing strategy strengthens internal and external alignment to the company’s Better World agenda. The SLL RCF demonstrates that sustainable business is good business.

The new facility is provided by a consortium of 26 leading global financial institutions, with ING and Santander acting as Joint Sustainability Coordinators.

“We are excited by the further integration of sustainable finance principles into the capital markets and welcome the opportunity to embed these practices deeper into both our finance organization and the broader company. Our business is closely tied to the natural environment, and it is imperative that we continue to strengthen our leadership in addressing the increasing threats of climate change. Our business and our communities depend on it,” shared Fernando Tennenbaum, AB InBev CFO.

[1], 2	Source: Bloomberg NEF, Dealogic, Refinitiv LoanConnector

“This major sustainability-linked loan is an important milestone for both AB InBev and the beverage sector as a whole. AB InBev has demonstrated a clear ambition level by incorporating a broad set of material sustainability targets into this core lending facility. I’m proud that ING is supporting AB InBev toward their goals with this sustainable financing structure and at the same time implementing our strategy to help our clients to address climate risks and steer towards a circular economy.” said Steven van Rijswijk, CEO of ING.

“We have a long-standing relationship with AB InBev and are delighted to support the company with this milestone transaction that aligns our institutions’ sustainability priorities. This deal demonstrates AB InBev’s ambition to drive positive change and lead the way in innovation.”, noted José M. Linares, Senior Executive Vice-President of Banco Santander and Global Head of Santander Corporate & Investment Banking.

Partnerships are critical to sustainable development. AB InBev is proud to partner with ING, Santander and the broader group of 26 supporting banks on this innovative and milestone-setting SLL RCF.

ANHEUSER-BUSCH INBEV CONTACT

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel. : +1 212 573 9287	Tel. : +32 16 276 608
E-mail : lauren.abbott@ab-inbev.com	E-mail : ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel. : +32 16 276 888	Tel. : +1 310 592 6319
E-mail : maria.glukhova@ab-inbev.com	E-mail : fallon.buckelew@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).